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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
000-56338

CUSIP NUMBER
30259N104
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐ Form N-CEN

For Period Ended: December 31, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FDCTECH, INC.
Full Name of Registrant

Former Name if Applicable

200 Spectrum Center Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Irvine, CA 92618
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 29, 2025, the registrant acquired 100.00% equity interest in Alchemy International Limited (“AIL”), a Seychelles FX/CFD broker/dealer company licensed by the Financial Services Authority (FSA), established under the Financial Services Authority Act, 2013.

The registrant is conducting AIL’s US GAAP audit and review for the fiscal year ended December 31, 2024, and review of the interim period ending September 30, 2025, and consolidating AIL’s financial statements with its financial statements, and requires extra time to complete the consolidation without unreasonable time and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Imran Firoz	(877)	445-6047
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

The acquisition of AIL will materially increase the net assets of over $17 million as of December 31, 2025, revenues of over $13 million from the acquisition date to December 31, 2025, and the net income of over $6 million from the acquisition date to December 31, 2025, of the registrant.

FDCTECH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2026	By:	/s/ Imran Firoz
Imran Firoz
Chief Financial Officer
(Principal Financial Officer)